TRANSACTION SYSTEMS ARCHITECTS, INC.

224 South 108th Avenue

Omaha, Nebraska 68154

January 26, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to instructions to Item 10 to Schedule 14A, please be advised that Transaction Systems Architects, Inc. (the “Company”) intends to file a Registration Statement on Form S-8 relating to the proposed 2005 Equity and Performance Incentive Plan (subject to adoption of the plan by the Company’s stockholders at the Annual Meeting to be held on March 8, 2005).

Very truly yours,

/s/ Dennis P. Byrnes

Dennis P. Byrnes
Senior Vice President, General Counsel
and Secretary